U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2002

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F                    Form 40-F  X .
                      ---                           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                    No X .
               ---                                   ---

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ABITIBI-CONSOLIDATED INC.



                                        /s/ John Weaver
March 26, 2002                        _____________________________
                                      By:  John Weaver
                                      Its: President and
                                           Chief Executive Officer

                         MANAGEMENT PROXY CIRCULAR 2001

                           [ABITIBI CONSOLIDATED LOGO]

TABLE OF CONTENTS

 2 - Proxy Information
 4 - Voting and Ownership of Common Shares
 4 - Principal Holders
 4 - Business of the Annual Meeting
 6 - Report of the Corporate Governance Committee
 7 - Corporate Governance Practices
12 - Report of the Human Resources & Compensation Committee
       on Executive Compensation
14 - Executive Compensation
18 - Indebtedness of Management
21 - Interest of Insiders in Material Transactions
21 - Performance Graph
22 - Directors & Officers Insurance and Indemnification
22 - Availability of Disclosure Documents

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montreal, Quebec, Canada, on Tuesday, April 30, 2002 at 11:00 a.m. (Montreal time) for the following purposes:

1. to receive the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001 and the auditors' report thereon;

2. to elect the directors for the ensuing year;

3. to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration; and

4. to transact such other business as may properly come before the meeting or any reconvened meeting following its adjournment.


Montreal, February 26, 2002
By Order of the Board,




(signed)
JACQUES P. VACHON
Senior Vice-President, Corporate Affairs & Secretary



Shareholders who are unable to attend the Annual Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Computershare Trust Company of Canada at 1800 McGill College Avenue, Montreal, Quebec H3A 3K9, by April 29, 2002.

ABITIBI-CONSOLIDATED 2001

PROXY INFORMATION

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ABITIBI-CONSOLIDATED INC. (the "Company") for use at the Annual Meeting of Shareholders to be held on April 30, 2002 (the "Meeting"), for the purposes set forth in the foregoing Notice of Meeting, or any adjournment thereof. The solicitation will be made by mail. The Company has also retained the services of Georgeson Shareholder Communications Canada
Corp. for the solicitation of proxies, among other services. The cost of solicitation and such other services is estimated at approximately $40,000 and will be borne by the Company.

APPOINTMENT OF PROXIES
THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER MAY APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING, OTHER THAN THE PERSONS ALREADY NAMED IN THE ACCOMPANYING FORM OF PROXY, BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. Such other person need not be a shareholder. To ensure being counted, the completed form of proxy must be deposited with Computershare Trust Company of Canada by April 29, 2002.

NON-REGISTERED HOLDERS
The information set forth in this section is important to the many shareholders who do not hold their common shares of the Company in their own names (the "Non-Registered Holders"). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. However, in many cases, common shares of the Company beneficially owned by a Non-Registered Holder are registered either:

a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS") of which the Intermediary is a participant.

In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy, the 2001 Annual Report including management's discussion and analysis (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will either:

1. be given a proxy which is signed by the Intermediary (typically by a facsimile, stamped signature) and already sets forth the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. The Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as described above;

2. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the Computershare Trust Company of Canada voting instruction form.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a proxy form to the Non-Registered Holders and asks Non-Registered Holders to return the proxy form to IICC (the IICC form also allows completion of the voting instructions form by telephone). IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to

                                                       ABITIBI-CONSOLIDATED 2001
be represented at a shareholders'meeting. A Non-Registered Holder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.

Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

REVOCATION OF PROXIES
The registered shareholder, or his attorney authorized in writing who executed the form of proxy, may revoke it as to any matter on which a vote has not already been cast pursuant to the authority confirmed by such proxy by delivering another properly executed form of proxy bearing a later date and depositing it in the manner described above. Alternatively, the proxy may be revoked by delivering an instrument in writing executed by the shareholder
(i) to Computershare Trust Company of Canada by April 29, 2002, or if the Meeting is adjourned, at least one business day (excluding Saturdays and holidays) prior to any reconvened meeting, or (ii) to the Chairman of the Meeting on the day of the Meeting prior to the use of the proxy at the Meeting, or at any such reconvened meeting. The proxy may also be revoked in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive the meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive the materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES
The persons named in the form of proxy will on a show of hands or on any ballot that may be called for, vote or withhold from voting the common shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

WHERE SHAREHOLDERS HAVE PROPERLY EXECUTED PROXIES IN FAVOUR OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY AND HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE COMMON SHARES REPRESENTED THEREBY, SUCH COMMON SHARES WILL BE VOTED, WHETHER ON A SHOW OF HANDS OR ON ANY BALLOT THAT MAY BE CALLED FOR: (A) FOR THE ELECTION OF DIRECTORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR, AND (B) FOR THE APPOINTMENT OF THE AUDITORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

ABITIBI-CONSOLIDATED 2001

VOTING AND OWNERSHIP OF COMMON SHARES

As of February 26, 2002, the Company had 440,156,445 common shares outstanding. Each shareholder of record is entitled to one vote for each common share held at the close of business on March 22, 2002, being the date fixed by the Board of Directors of the Company (the "Board") for the determination ofthe registered shareholders who are entitled to receive notice ofthe Meeting (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his common shares after the Record Date, the transferee of such common shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the common shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after March 22, 2002, during usual business hours, at the office of Computershare Trust
Company of Canada and at the Meeting.

PRINCIPAL HOLDERS

As of February 26, 2002 to the knowledge of the directors and officers of the Company, no person beneficially owned, or exercised control or direction over, more than 10% of the Company's outstanding common shares, except Quebecor Inc. ("Quebecor") which is the registered holder of 44,821,024 common shares representing approximately 10.18% of the Company's outstanding common shares. However, according to Quebecor's consolidated financial statements for the three months ended June 30, 2001, Quebecor issued Floating Rate Exchangeable Debentures in June 2001 maturing on June 19, 2026 that are exchangeable at the option of the holders, at any time, for Quebecor's shares of the Company on a fixed conversion factor determined at the date the debentures were issued. Quebecor retains the option to satisfy its obligation by payment of a cash amount in lieu of transfer of the shares or a combination of cash and shares of the Company.

BUSINESS OF THE ANNUAL MEETING

FINANCIAL STATEMENTS
The Company's consolidated financial statements for the year ended December 31, 2001, the report of the auditors thereon and the comparative financial statements for the years ended December 31, 2000 and 1999, which will be placed before the shareholders at the Meeting, are contained in the Annual Report of the Company which accompanies this Management Proxy Circular.

ELECTION OF DIRECTORS
The articles of the Company stipulate that the Board shall consist of a minimum of three directors and a maximum of twenty-one directors, as determined by the Board from time to time. The size of the Board has been set at 11 directors. More information on this can be found under "Composition of the Board" below. The Board may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Management of the Company does not contemplate that any of the nominees named below will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, where the proxy is granted to the management nominees, the nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his successor is elected or appointed. The following table states the name of each person proposed to be nominated for election as a director, the year in which the person first became a director of the Company, the number of common shares of the Company and deferred share units under the Company's Deferred Share Unit Plan for Non-Executive Directors (as described more fully in the "Compensation of Directors" section below) beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of February 26, 2002, the person's principal occupation and employment and membership on committees of the Board.

During the past five years, all of the directors of the Company have held their principal business affiliations as noted opposite their respective names except as otherwise disclosed in a previous proxy circular of the Company with the following exceptions: prior to January 2001, Mr. Gaulin was successively Vice-Chairman, President and Chief Operating Officer and Chairman, President and Chief Executive Officer of Ultramar Diamond Shamrock Corporation; prior to becoming Chairman of the Hansol Group in January 2002, Mr. Cho was successively Vice-Chairman of the Hansol Group and Chief Executive Officer of Hansol Paper Company; prior to January 2002, Mrs. Lachapelle was President and Chief Executive Officer of Forest Products Association of Canada.

                                                       ABITIBI-CONSOLIDATED 2001

NOMINEES

                                                                                              Number of Common Shares/
Name                          Principal Occupation                  Became Director           Deferred Share Units
------------------------------------------------------------------------------------------------------------------------
DONG KIL CHO                  Chairman                              New                                  -/-
Seoul, South Korea            Hansol Group (Conglomerate)           nominee
------------------------------------------------------------------------------------------------------------------------
MARLENE DAVIDGE(1,2)          Partner                               2001                              758 /-
Toronto, Ontario              Torys LLP (Law Firm)
------------------------------------------------------------------------------------------------------------------------
RICHARD DROUIN, O.C., Q.C.(2) Counsel                               1995                      6,721 / 11,204
Sillery, Quebec               McCarthy Tetrault LLP (Law Firm)
------------------------------------------------------------------------------------------------------------------------
JEAN GAULIN (3,4)             Corporate Director                    2001                      52,758 / 2,757
San Antonio, Texas
------------------------------------------------------------------------------------------------------------------------
GORDON C. GRAY, FCA(3,5)      Chairman                              1993                      4,422 / 15,382
Richmond Hill, Ontario        Integris Metals Inc.
                              (Metals Distribution Company)
------------------------------------------------------------------------------------------------------------------------
H. EARL JOUDRIE(3,4)          Corporate Director                    1993                            4,636 /-
Toronto, Ontario
------------------------------------------------------------------------------------------------------------------------
LISE LACHAPELLE               Corporate Director                    New                                 -/-
Montreal, Quebec                                                    nominee
------------------------------------------------------------------------------------------------------------------------
C. EDWARD MEDLAND(1,5)        President, Beauwood                   1978                     15,381 / 14,776
Toronto, Ontario              Investments Inc.
                              (Private Investment Company)
------------------------------------------------------------------------------------------------------------------------
JOHN A. TORY, Q.C.(2,4)       President of Thomson                  1965                     61,000 / 16,420
Toronto, Ontario              Investments Limited
                              (Holding Company)
------------------------------------------------------------------------------------------------------------------------
DAVID A. WARD, Q.C.(1,3)      Partner                               1981                            4,636 /-
Toronto, Ontario              Davies Ward Phillips & Vineberg LLP
                              (Law Firm)
------------------------------------------------------------------------------------------------------------------------
JOHN W. WEAVER(6)             President & Chief Executive           1999                    84,014 / 35,516
Montreal, Quebec              Officer of Abitibi-Consolidated Inc.
========================================================================================================================

(1)  Member of the Audit Committee.

(2)  Member of the Corporate Governance Committee.

(3)  Member of the Environmental, Health and Safety Committee.

(4)  Member of the Human Resources and Compensation Committee.

(5)  Member of the Pension Committee.

(6) Mr. Weaver receives no additional compensation for service as a director of the Company. The deferred share units set forth above were granted to Mr. Weaver pursuant to the deferred share unit plan for executives described more fully below under "Report of the Human Resources and Compensation Committee on Executive Compensation - Ongoing Compensation; Annual Incentives".

APPOINTMENT OF AUDITORS
It is proposed that PricewaterhouseCoopers LLP be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the directors. Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.

FEES PAID TO AUDITORS
The aggregate fees paid by the Company in 2001 to PricewaterhouseCoopers LLP for audit and audit-related services totalled $1,601,100. In addition, the Company paid $2,053,199 for non-audit services. The Audit Committee has considered whether the non-audit services performed by PricewaterhouseCoopers LLP in 2001 are compatible with maintaining the auditor's independence.

ABITIBI-CONSOLIDATED 2001

OTHER BUSINESS
The Company knows of no matter to come before the Meeting other than the matters referred to above and in the Notice of Meeting.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

In 2001, the Company has been pursuing its policy of continuously improving its corporate governance practices, going beyond compliance with the Toronto Stock Exchange guidelines. Both the Board and management seek to attain high standards of governance, which ultimately help promote management accountability and ensure that the Board functions independently. With the recent publication of the recommendations included in the final report of the Joint Committee on Corporate Governance, we will see the Company's governance pursuing evolutionary, steady progress, ultimately building an even stronger corporation.

The Corporate Governance Committee is responsible for the development of the Company's governance practices. The mandate of the Committee includes an annual review of the structure of the Board and the committees of the Board. In 2001, the size of our Board was reduced from twelve to eleven in order to maximize efficiency.

We have also improved our overall process for evaluating the Board and the committees by fully implementing an individual assessment of directors with the purpose of helping our directors improve their contribution to the Board.

In an ever-changing business world, directors need up-to-date knowledge about new developments. In that spirit, a continuing education program for directors was developed consisting of operations visits, presentations on subjects of interest such as market conditions, industry consolidation, etc. Educational material focused on real and practical issues, such as regulatory developments, is also provided. Outside education courses are also available to directors who require such a program.

In 2002, two new nominees will stand for election to the Board to replace directors who will retire. The new candidates come from diverse backgrounds and will enrich the Board's collective experience. Furthermore, the Board will hold a special corporate governance session to review its current governance principles and practices. We intend on holding similar meetings at least every two years to help us keep up with the latest developments of governance standards and practices.

It was a pleasure and an honour to have served you as Chair of the Corporate Governance Committee.




(signed)
RICHARD DROUIN
Chair
Corporate Governance Committee

                                                       ABITIBI-CONSOLIDATED 2001

CORPORATE GOVERNANCE PRACTICES

RESPONSIBILITIES OF THE BOARD
The Board recognizes it is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of strategic direction by reviewing the principal opportunities, the processes that are in place to identify the opportunities and the full range of business risks including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management, how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed. In addition, each year a separate Board session is dedicated to discussions of key strategic issues. The Board also monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded. The performance of management is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. Throughout the year, the Board holds regular meetings where management is invited to present its recommendations on developments and issues of current relevance related to the Company's products and to respond to questions. The Board receives systematic updates at such meetings as to the Company's lines of business and their respective strategy and performance. The Board also reviews annually the requirements for critical positions within the organisation and assures itself that there are individuals who could fill these positions both on an urgent basis or over the longer term.

The Board discharges its responsibilities both directly and through its committees. The Board has retained specific authority to grant final approval with respect to each of the following matters, in addition to those that require Board approval under applicable law:

-------------------------------------------------------------------------------
a    the strategic direction of the Company, including the three-year plan;
-------------------------------------------------------------------------------
b    material contracts, acquisitions or divestitures of the Company's assets;
-------------------------------------------------------------------------------
c    the annual strategic plan, operating and capital budgets; and
-------------------------------------------------------------------------------
d the hiring, performance evaluation, compensation, and succession plans for the President and Chief Executive Officer and senior executives.
-------------------------------------------------------------------------------

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, all transactions valued at more than $7.5 million will require the prior approval of the Board. Investments and other expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

COMPOSITION OF THE BOARD
The size of the Board is authorized by the articles of the Company to be between three and twenty-one. The Board currently consists of 11 members. The Board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and management. The Board periodically examines its size to determine whether it achieves the appropriate balance.

The Board has established a number of committees to facilitate the flow of information concerning the Company to the directors, and to monitor the efficiency of management's decisions and the development of management's expertise.

When recruiting new directors, the Board assures itself that the candidates possess personal qualities and traits such as integrity, an informed judgement and a solid track record as well as competencies, such as financial literacy, which add value to the Company. The Company conducts a comprehensive education and orientation program for new directors, which includes distribution of appropriate information materials and orientation sessions with other board members and senior management. Furthermore, a continuing education program intended to broaden or deepen competencies and experience is provided to all Board members. See "Report of the Corporate Governance Committee" above.

ROLE OF THE CHAIRMAN
The Chairman of the Board is charged with the responsibility of ensuring the efficient operation of the Board and its committees. As an ex-officio member of each committee of the Board, one of the Chairman's principal duties is to properly evaluate the effectiveness of the committee structure and the quality of management's work that is presented in support of the decision-making process of the Board. Mr. Richard Drouin, O.C.,Q.C., is the current Chairman of the Board of the Company.

ABITIBI-CONSOLIDATED 2001

EVALUATION OF THE BOARD
Each year, all directors are required to complete a comprehensive survey of the effectiveness of the Board and its committees. This survey covers the operation of the Board, the Board structure, the committees' effectiveness, the adequacy of information provided to directors, and the effectiveness of the Chairman in managing the meetings and the strategic direction of the Company. This process helps the Board improve the manner in which it discharges its duties and to ensure that it is making a solid contribution to the success of the Company. The results of the questionnaire are divulged to and discussed by both the Corporate Governance Committee and the Board.

This year, the individual assessment of directors was fully implemented. The performance and contribution of each director was evaluated by the Chairman on a variety of topics, including strategic insight, financial literacy, participation and accountability. This process is intended to provide constructive feedback to directors to help them improve their performance. The results are provided to directors and summaries of the aggregate performance of all directors are discussed at the Corporate Governance Committee.

BOARD INDEPENDENCE
The Board has reviewed its membership and has determined that 10 of its 11 directors currently are "unrelated" directors. An "unrelated" director is a director who is independent of management and free from any interest in any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests in relationships arising from shareholding. John W. Weaver, the President and Chief Executive Officer, is a "related" director because he is an employee of the Company. In determining whether outside directors are unrelated, the Board has considered and discussed the nature and materiality of all relevant relationships between a director and the Company including, without limitation customer, supplier and service provider relationships.

The Company currently has a Chairman who is not a member of management and who is responsible for ensuring that the Board properly discharges its duties, independently of management.

When the circumstances so require, the Board holds in camera sessions of the Board where management is asked to withdraw from the meeting.

The Board, any committee thereof and any individual director may engage independent external advisors at the expense of the Company to assist them in discharging their responsibilities.

No shareholder of the Company has the ability to exercise a majority of the votes for the election of the Board.

ATTENDANCE
During the course of 2001, eight regular meetings of the Board have been held. The average attendance level for regular Board meetings for 2001 was 91%. The average attendance level for committee meetings was 92%.

COMPENSATION OF DIRECTORS

Except for Mr. Weaver, the President and Chief Executive Officer of the Company, no director of the Company (including the Chairman of the Board) is a salaried officer or employee of the Company. Mr. Weaver does not receive any additional compensation for his services as a director of the Company. The Chairman of the Board currently receives an annual retainer of $150,000, all inclusive of any attendance fees. All other non-executive directors are paid an annual retainer of $18,000, plus $1,200 per meeting of the Board. Such non-executive directors also receive a fee of $1,200 per meeting of any committee of the Board and an annual retainer of $3,000 for their services as Chairman of any such committee. US resident directors are paid in US funds.

The directors are reimbursed for their reasonable expenses in connection with all meetings and are provided with insurance coverage in the event of accidental death or dismemberment. All non-employee directors are eligible for additional fees of $1,200 per meeting, which will be paid in the event directors are required to travel more than three hours by air from their domicile.

Following retirement from the Board, all non-employee directors who were initially appointed to the Board prior to April 27, 2000 and have served on the Board for five or more years are entitled to receive 50% of the annual base retainer in effect during the year of retirement, plus 10% of such annual retainer for each year of service in excess of five, up to a maximum of 100% of the annual

                                                       ABITIBI-CONSOLIDATED 2001
base retainer. Such compensation is paid for a period of five years following retirement. Directors elected or appointed for the first time on or after April 27, 2000 do not receive such benefit from the Company.

Under the Directors' Share Award Plan of the Company, compensation in the form of common shares of the Company purchased in the market up to an amount of approximately $10,000 may be awarded annually to each non-employee director ($20,000 in the case of the Chairman) at the discretion of the Board.

Pursuant to the Directors' Stock Option Plan, all non-employee directors are eligible for an annual grant of stock options in order to increase the equity-based component of their compensation. The amount of such grant is determined by dividing approximately $30,000 by the average of the high and low prices of the Company's common shares for each of the three years preceding the date of the grant. Non-employee directors are required to meet stock ownership guidelines of three times their annual retainer (which shall be deemed to include the maximum award under the Directors' Stock Option
Plan) within five years, in order to further align director and shareholder interests. As of December 31, 2001, the non-employee directors'average ownership exceeded the guidelines.

Non-employee directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of deferred share units pursuant to a Deferred Share Unit Plan for Non-Executive Directors (the "Deferred Plan"). Under the Deferred Plan, the number of units to be credited quarterly to each participating director's account is determined by dividing the amount elected by a director to be received as deferred share units, by the market value of a common share on the crediting date. After termination of Board service, directors will receive an amount equal to the number of deferred share units credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then market value of the common shares. During 2001, 26,814 deferred share units were credited to the respective accounts of the directors who elected to participate in the Deferred Plan.

COMMITTEES OF THE BOARD
The Board currently has five committees that review in greater depth specific areas of its mandate. In addition to such regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more punctual nature. Each member of the Board generally serves on at least two committees. Regular rotations of the directors among the various committees are performed to offer wider exposure to the spectrum of management issues.

The Board, through the Corporate Governance Committee, is responsible for the establishment and functioning of all Board committees, as well as the appointment, compensation and good standing of members serving on such committees. At regularly scheduled meetings of the Board, the directors receive, consider and discuss Board committee reports.

The following is a general description of the composition and general duties of each committee. The Corporate Governance Committee reviews the committees' mandates on a yearly basis.

AUDIT COMMITTEE:
Chair: DAVID A. WARD
Members: MARLENE DAVIDGE, CLAUDE HELIE, C. EDWARD MEDLAND,
         CHARLES-ALBERT POISSANT
In response to the rules adopted by the US Securities and Exchange Commission regarding audit committee independence and non-audit services provided by auditors, in 2001, the Board has reviewed and amended its mandate governing the role and responsibilities of the Audit Committee. While the new US rules for audit committees and certain disclosures are not binding on the Company, the Board and management believe that the adoption of the revised mandate based on such rules will provide added guidance to the committee with respect to issues deserving of careful consideration.

ABITIBI-CONSOLIDATED 2001

The objectives of the Audit Committee include the following:(a) to assist the Board in the discharge of its responsibilities to monitor the audit process and the integrity of the Company's financial reporting; (b) to provide independent communication between the Board's internal audit team and the external auditor;
(c) to enhance the quality of the Company's financial reporting; (d) to ensure that the external auditors remain ultimately accountable to the Board and the Audit Committee as representatives of the shareholders; and (e) to monitor the independence of the external auditor and of the manager of internal audit. In order to achieve such objectives, the Audit Committee approves the release of interim financial statements internally prepared and reviews the Company's annual audited financial statements with management and the external auditors. After satisfying itself as to the fairness, consistency and timeliness of the annual financial statements, the committee recommends the approval of the financial statements to the Board. The Audit Committee also reviews the selection of and changes in accounting policies and satisfies itself as to the effectiveness of the audit plan developed by the Company's external auditors and control systems and procedures developed and implemented by the Company's internal audit department. The committee meets regularly with both internal and external auditors, with and without management, to consider the results of their audits (including appropriate internal controls) and to review management's financial stewardship. In this role, the committee provides a channel of communication between the Board and the auditors. At least once a year, the Audit Committee reviews a report from the external auditors attesting to the auditors' independence and considers whether the auditors are independent by discussing with the auditors the appropriateness of any non-audit work performed and whether such non-audit work has or may affect the objectivity or independence of the external auditors. The committee also recommends to the Board the selection of the Company's external auditors for appointment by the shareholders. Finally, the committee oversees the Company's continuing compliance with financial disclosure obligations.

CORPORATE GOVERNANCE COMMITTEE
Chair: RICHARD DROUIN
Members: MARLENE DAVIDGE, CHARLES-ALBERT POISSANT, JOHN A. TORY
The Corporate Governance Committee is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate of the committee includes (a) developing criteria governing the size and overall composition of the Board; (b) conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;(c) recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and (d) recommending the compensation of directors. The committee also co-ordinates the annual evaluation of the Board, the committees of the Board and individual directors. All issues identified through this evaluation process are then discussed by the Corporate Governance Committee and are reported to the Board. Finally, it also has the responsibility for annually initiating, jointly with the Human Resources and Compensation Committee, a discussion at the Board level on the performance evaluation and remuneration of the President and Chief Executive Officer.

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE
Chair: GORDON C. GRAY
Members: JEAN GAULIN, EARL H. JOUDRIE, DAVID WARD
The mandate of the Environmental, Health and Safety Committee is to review the adequacy of the environmental, health and safety (EHS) programs and to assess the performance of the Company under such programs. Where appropriate, the committee reports or makes recommendations on significant issues to the Board and management. The committee's responsibilities include: (a) reviewing the Company's EHS policies; (b) approving and monitoring the Company's overall EHS management systems and practices; (c) monitoring the Company's performance in relation to applicable EHS laws; and (d) reviewing outstanding and potential liabilities for EHS matters. The committee also reviews with management all significant environmental incidents and occupational accidents as well as any events of material non-compliance, and it approves the Company's programs for EHS auditing.

HUMAN RESOURCES AND COMPENSATION COMMITTEE
Chair: JOHN A. TORY
Members: JEAN GAULIN, H. EARL JOUDRIE
The Human Resources and Compensation Committee's mandate is to develop an executive compensation strategy to attract and retain senior managers and motivate them to achieve superior results. The committee oversees all compensation and human resource matters including the administration of the Company's stock option plan. The committee reviews all significant benefit plans applicable to the Company's employees and makes recommendations to the Board, where appropriate. The committee is also responsible for reviewing and approving a general salary structure for senior management, ensuring it is competitive and aligned with shareholder interests. The committee annually reviews management's plans and activities for development of key managerial

                                                       ABITIBI-CONSOLIDATED 2001
personnel, including a review with the Chief Executive Officer of the essential elements of short-term and long-term senior management succession planning. The committee is responsible for annually initiating, jointly with the Corporate Governance Committee, a review at the Board level of the performance and remuneration of the Chief Executive Officer.

PENSION COMMITTEE
Chair: C. EDWARD MEDLAND
Members: GORDON GRAY, CLAUDE HELIE
The Pension Committee is responsible for the supervision of the administration and investment of the Company's pension funds in accordance with applicable legislation or as otherwise lawfully delegated. The committee supervises the determination and review of funding policy, investment policies and goals and the selection and supervision of investment managers, trustees and actuaries. The committee monitors investment performance and compliance of fund investments with applicable legislation and established investments policies and goals. Finally, the committee reviews actuarial assumptions and actuarial reports or summaries thereof.

BOARD EXPECTATIONS OF MANAGEMENT
The information which management provides to the Board is critical to the effective functioning of the Board. The directors must have confidence in the data gathering, analysis and reporting functions of management. The Corporate Governance Committee monitors the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying opportunities and risks for the Company.

The Board does not believe that it is appropriate for it to be involved in the daily management and functioning of the Company. It expects that management will be responsible for the effective, efficient and prudent management of the Company subject to the Board's stewardship responsibilities. The Board expects management of the Company to meet the following key objectives:

-------------------------------------------------------------------------------
a to report to the Board in a complete, accurate and timely fashion, on the business and affairs of the Company generally, and on any individual matter that management considers to be of material or significant consequence for the Company and its shareholders;
-------------------------------------------------------------------------------
b to take timely action with respect to, and make all appropriate decisions required by the Company's operations in accordance with all applicable legal or other obligations and within the framework of the corporate policies in effect, with a view towards enhancing shareholder value;
-------------------------------------------------------------------------------
c to conduct a comprehensive annual budgeting process under the guidance of the Board and to monitor closely the Company's financial and operating performance in conjunction with the annual business plan approved by the Board;
-------------------------------------------------------------------------------
d to review on an ongoing basis, and subject to ultimate Board supervision, the Company's short-term and long-term strategies and their implementation in all key areas of the Company's activities in light of, among other factors, evolving market conditions, technology, and governmental regulations; and
-------------------------------------------------------------------------------
e to implement appropriate policies and procedures to assure a high level of conduct and integrity of the Company's management and employees.
-------------------------------------------------------------------------------

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK

The Company has an Investor Relations Department (the "Department") that is responsible for facilitating the two-way communication between senior management and the Company's shareholders and financial analysts.

The Department's role is to ensure clear and direct communication of the Company's performance, actions and strategy to all shareholders and to others in the investment community. Information is disseminated through annual and quarterly reports, the annual meeting and frequent investor presentations. Information about the Company, including the Company's most recent annual and interim reports, annual information form, management proxy circular and press releases are also provided on the Company's web site at www.abicon.com. This Universal Resource Locator (URL) is, and is intended to be, an inactive textual reference only. It is not intended to be an active hyperlink to the Company's web site. The information on the Company's web site, which is accessible through this URL's resulting hyperlink, is not, and is not intended to be, part of this Management Proxy Circular and is not incorporated by reference. On a regular basis, the Department receives and responds to all shareholders' inquiries in an appropriate, timely and conscientious fashion.

The Department provides feedback from the shareholders to senior management and the Board, where appropriate. The Department regularly encourages shareholders to voice their comments, concerns and suggestions.

ABITIBI-CONSOLIDATED 2001

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

It is the responsibility of the Human Resources and Compensation Committee (the "HRC Committee") to make recommendations to the Board on all major compensation policies of the Company and to oversee all aspects of compensation and career development for its senior executives. The HRC Committee also initiates, jointly with the Corporate Governance Committee, an annual review by the Board of the remuneration and performance of the President and Chief Executive Officer.

As of February 26, 2002, the members of the HRC Committee are: H. EARL JOUDRIE, JEAN GAULIN and JOHN A.TORY (CHAIRMAN). These members are neither employees nor former employees of the Company. The HRC Committee invites the Chairman and the President and Chief Executive Officer to attend meetings and to provide advice and consultation as required. The Committee asks management to withdraw from the meeting when the circumstances so require. The key functions of the HRC Committee are described in the disclosure entitled "The Board of Directors - Committees of the Board - Human Resources and Compensation Committee", set out above.

The HRC Committee has established compensation programs for executives of the Company designed to support the Company's vision of being the world's preferred marketer and manufacturer of papers for communication by creating a strong link between the interests of the shareholders, the Company's financial performance and the total compensation of the Company's executives.

ONGOING COMPENSATION
The executive compensation philosophy and strategy recognizes the fundamental value added by a highly skilled and committed management team. The skills and impact of this group are essential for the successful management of the Company and vital to the formulation and implementation of its strategic plan. The compensation package has been designed to meet the following objectives:

     o to attract team members who have superior management ability, insight and judgment;
     o to retain valued members of the executive team throughout the business cycles typical in the forest products industry;
     o to ensure that executives recognize the close link between their personal interest and the creation of shareholder value; and
     o to motivate and reward members of the executive group for achieving short-term and long-term results which will contribute to the prosperity of the Company and its shareholders.

The Company has developed an ongoing executive compensation package comprised of three principal components: salary, annual incentives and long-term incentives, as well as a program of benefits and perquisites.

SALARY
Salary ranges for the President and Chief Executive Officer and other senior executives are based on salaries paid by major Canadian and US organizations for positions similar in magnitude, scope and complexity. Companies used for competitive benchmarking are selected based on business similarity, geographic breadth of operations, size and because they represent the primary market for the key skills and attributes needed by the Company at the executive level. The HRC Committee reviews the salary of each senior executive annually and makes adjustments within the salary range in order to maintain a competitive position within this marketplace. Compensation for the President and Chief Executive Officer is subject to the same annual review, peer position comparisons, and evaluation criteria that are applied to the compensation of the Company's other senior executives. Special emphasis is placed by the HRC Committee on the performance of the President and Chief Executive Officer with respect to strategic planning and the creation of shareholder value.

ANNUAL INCENTIVES
For the senior executives of the Company, it is the HRC Committee's policy to tie annual incentive compensation to corporate results and individual performance.

The annual incentive amount payable to the senior executives is based entirely or in part on specific objective performance measures. These are the key performance criteria that indicate whether or not, and to what degree, annual objectives have been achieved by each operating unit and the Company as a whole. These targets are reviewed annually.

                                                       ABITIBI-CONSOLIDATED 2001

The maximum bonuses payable to senior executives pursuant to the Company's annual incentive plan are as follows:


------------------------------------------------------------------------------------------------
                                                                                   MAXIMUM BONUS
PARTICIPANTS                                                                       (% OF SALARY)
------------------------------------------------------------------------------------------------
President and Chief Executive Officer                                                     100%
Senior Vice-Presidents                                                               60% - 70%
Vice-Presidents (with 1620-2000 Hay Points associated with their position)                 50%
------------------------------------------------------------------------------------------------

The annual incentive plan is a cash-based plan, but the HRC Committee has discretion in its recommendations to the Board as to how much of the annual bonus earned is to be paid in cash (a minimum of 25%) or in the form of stock options in lieu of cash.

In years when only part of the earned annual incentive is paid in cash, the HRC Committee will recommend to the Board a special grant of a number of stock options to the senior executives. These options will have no cash value when granted, but will acquire value as the price of the Company's stock increases. Half of the options vest upon receipt of the grant and the remainder vest one year later. Options, once vested, may be exercised at any time prior to ten years after the date of grant.

The Company has also established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable in the form of either cash or common shares of the Company which are purchased on the open market.

LONG-TERM INCENTIVES
The Company also grants stock options to senior executives as a long-term incentive intended to retain and motivate the senior executives into taking actions that enhance shareholder value. The Company's stock option plan serves to bind the interests of the senior executives, and thereby reward teamwork and co-operation.

Under the plan, options for the purchase of common shares of the Company may be granted by the Board on the recommendation of the HRC Committee to key executive personnel at prices equal to the market price of the common shares on the date that the options are granted. Market price is defined as the average of the highest and lowest share price as reported for the five business days immediately preceding the grant date on the principal Canadian exchange on which the common shares are traded. The number of options issued to each senior executive is based on benchmarking within the North American industry, on the advice of an independent consulting firm. To prevent significant fluctuations in the number of options that are granted to executives from year to year, such number of options is derived from a formula that takes into account the expected value of the options (pursuant to the 3-year average Black-Scholes formula) and the price of the Company's common shares, for each of the three years preceding the date of grant of any options.

The options are exercisable during a period not exceeding ten years from the date of grant. Participants are entitled to exercise issued options at the rate of 25% of the number of options granted on each of the first four anniversary dates of the grant.

Under the plan, certain executives are entitled to receive a loan from the Company to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards). The loan program was modified on January 1, 2001 to reduce the term of loans from 15 years to 7 years, authorize the HRC Committee to limit the amount lent to executives and to restrict eligibility under the program to certain executives designated by the HRC Committee. The maximum amount that will be lent to an executive will vary from one-half of such executive's annual salary to, in the case of the Chief Executive Officer, twice his salary. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares purchased by an executive through the loan program are held as security until the loan is repaid. Options can also be exercised in the form of stock appreciation rights.

ABITIBI-CONSOLIDATED 2001

The Company has established a performance share unit (PSU) plan, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on total shareholder return (TSR), which reflects share price appreciation and re-investment of dividends. PSUs are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payments may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash.

STOCK OWNERSHIP GUIDELINES
In 2000, the Company implemented stock ownership guidelines for designated executive personnel requiring them to attain target levels of ownership within certain prescribed time periods. The President and Chief Executive Officer is required to own common shares of the Company with a value equal to twice his annual salary within five years of the launch of the guidelines. Other senior executives are required to own common shares of the Company with a value of either one or one-half times their annual salary within five or seven years, depending on their grade level and the number of Hay points associated with their position. The Hay point system is an objective method of evaluating the relative contributions, importance and difficulty of positions within the Company. These stock ownership guidelines apply to any individuals subsequently hired or appointed to assume such positions.

As of February 26, 2002 the President and Chief Executive Officer's level of ownership was at 71% of his target and the other senior executives had attained an average level of ownership of 42% of their target.

For purposes of determining whether an executive has met the applicable stock ownership guideline, a DSU will be treated as a share, but an unexercised option will not.

MANAGEMENT SUCCESSION PLANNING
The Company has in place programs to ensure that the organization has the right people in the right places with the skills to formulate and implement its strategic plan and to operate the Company at the best level in the industry on a continuing basis. Over the years the Company has developed a strong succession plan as evidenced by the Company's decision in 1999 to promote Mr. John W. Weaver, formerly an Executive Vice-President and President of Newsprint Operations and Sales, to the position of President and Chief Executive Officer of the Company.

Every year, all operations and staff positions up to the President and Chief Executive Officer undertake a succession planning exercise that is aimed at identifying key players, high potential employees and potential successors. This comprehensive program is intended to secure and develop key talent in the organization, to identify and resolve potential gaps and to foster promotion to executive level positions based on competencies, potential and performance of individuals.

EMPLOYEE STOCK OWNERSHIP PLAN
On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized staff, including senior executives. The goal of the plan is to increase the number of employee-shareholders and to allow them to participate in the Company's long-term growth.

Participants in the plan will contribute through payroll deductions of up to $3,000 annually (on an after-tax basis). On January 31st of each year, the Company will add an amount corresponding to 33.3% of the total contributions made by each participant during the preceding year, provided the shares purchased with the contributions were still in the participant's account on December 31st of that year.

EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS
The following table, presented in accordance with applicable securities regulations, sets forth compensation paid by the Company for each of the three most recent financial years to the President and Chief Executive Officer of the Company, the individuals who were, at December 31, 2001, the other four most highly compensated executive officers of the Company, the former President and Chief Executive Officer, as well as any other former executive officer who would have been among the four most highly compensated executive officers of the Company but for the fact that such individual was no longer an officer of the Company at December 31, 2001 (collectively, the "Named Executive Officers").

                                                       ABITIBI-CONSOLIDATED 2001

SUMMARY COMPENSATION TABLE


                                           ANNUAL COMPENSATION                          LONG-TERM COMPENSATION               OTHER
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               AWARDS       PAYOUTS
----------------------------------------------------------------------------------------------------------------------------------
                                                                        OTHER         SECURITIES UNDER                    ALL OTHER
NAME AND                                                                ANNUAL            OPTIONS/SARS         LTIP    COMPENSATION
PRINCIPAL POSITION             YEAR       SALARY($)    BONUS(3)($)  COMPENSATION(4)($)   GRANTED(5)(#)   PAYOUTS($)             ($)
----------------------------------------------------------------------------------------------------------------------------------
CURRENT OFFICERS
----------------------------------------------------------------------------------------------------------------------------------
JOHN W. WEAVER                 2001     1,226,667    1,049,950         104,695             386,100              --              --
President and Chief            2000(1)    921,551      588,000         714,498             340,000              --              --
Executive Officer              1999(1)    831,695      165,489         370,205             465,500              --          73,542
----------------------------------------------------------------------------------------------------------------------------------
DAVID SCHIRMER(1)              2001       456,727      283,449          27,170              53,460              --              --
Senior Vice-President,         2000       419,551      182,972          22,747              75,600              --              --
Value-Added Paper Sales        1999       403,616      127,097          25,946              38,400              --          53,485
----------------------------------------------------------------------------------------------------------------------------------
DENIS JEAN(6)                  2001       399,100      234,507          27,015              48,290              --              --
Senior Vice-President,         2000       261,506           --          18,902              25,000              --              --
Northern Newsprint             1999            --           --              --                  --              --              --
Operations
----------------------------------------------------------------------------------------------------------------------------------
COLIN KEELER(1)                2001       364,241      183,161          56,221              45,540              --         373,686
Senior Vice-President          2000       270,399       97,071          21,996               6,500              --              --
North American Newsprint       1999       259,614       75,092          20,081               6,300              --         119,361
Sales
----------------------------------------------------------------------------------------------------------------------------------
PAUL PLANET(1)(2)              2001       360,979      196,309          40,773              43,740              --         216,846
Senior Vice-President,         2000       320,469      122,014         130,678              25,200              --              --
International Sales            1999       315,191      100,973          99,293              34,400              --          44,571
----------------------------------------------------------------------------------------------------------------------------------
FORMER OFFICERS
----------------------------------------------------------------------------------------------------------------------------------
JAMES DOUGHAN(1)(7)            2001            --           --          94,934                  --              --           5,564
Former President and Chief     2000            --      646,149         120,427                  --              --           1,905
Executive Officer              1999     1,077,133      473,938         635,205             376,800              --       6,707,316
----------------------------------------------------------------------------------------------------------------------------------

(1) These individuals were paid either in US dollars or in part by reference to US dollars, for each covered year in the case of Mr. Planet and Mr. Keeler, and for 1999 and 2000 in the case of Mr. Weaver. The amounts reported have been expressed in Canadian dollars converted at an average annual rate of CDN $1.5489 = US $1.00 for 2001, of CDN $1.4854 = US $1.00 for 2000 and of
     CDN $1.4857 = US $1.00 for 1999.

(2) Mr. Planet received some benefits valued in British pounds converted at an average annual rate of CDN$2.2305 = BP (pound)1.

(3) Amounts appearing in this column represent bonus awards paid in the year specified in the table but earned in the previous year.

(4) The aggregate amount of annual perquisites and other personal benefits for 1999 to 2001 includes housing loan subsidies, tax equalization payments, automobile allowances, mortgage subsidies, tax planning and income tax return preparation, dividends earned under the Company's DSU plan and imputed interest on stock option and other loans and more specifically:

     (a) Other annual compensation for Mr. Weaver includes the following tax equalization payments: 2001 - $0 (2000 - $587,598 and 1999 -
          $281,885) and it also includes in 2001 $45,987 of net taxable benefit relating to a low interest loan to purchase Company shares.

     (b) Other annual compensation for Mr. Doughan includes the following tax equalization payments 2001 - $0 (2000 - $0 and 1999 - $524,442) as well as $71,476 of housing loan subsidies for 2000 and $75,642 for 2001.

     (c) Other annual compensation for Mr. Keeler in 2001 includes $34,575 of tax and estate planning.

     (d) Other annual compensation for Mr. Planet includes the following tax equalization payments: 2001 - $0 (2000 - $53,253 and 1999 - $59,428).

     Each of the above tax equalization payments was granted in the year indicated above, and relates to work performed by the relevant named individual during the year immediately preceding receipt of the equalization payment.

(5) Numbers appearing in this column represent the number of stock options granted to the named individuals.

(6) Mr. Jean, who was formerly employed by Donohue Inc., joined the Company on April 18, 2000. The amounts shown in this table exclude compensation paid by Donohue prior to such date.

(7) Mr. Doughan was President and Chief Executive Officer of the Company until April 26, 1999.

ABITIBI-CONSOLIDATED 2001

LONG-TERM INCENTIVES-AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

-------------------------------------------------------------------------------
                                     UNITS                   PERFORMANCE UNTIL
NAME                                 (#)(1)               MATURATION OR PAYOUT
-------------------------------------------------------------------------------
J. W. WEAVER                         43,960.2                  36 MONTHS
D. SCHIRMER                           8,145.6                  36 MONTHS
D. JEAN                               7,454.1                  36 MONTHS
C. KEELER                             6,123.9                  36 MONTHS
P. PLANET                             6,352.4                  36 MONTHS
-------------------------------------------------------------------------------

(1) PSUs granted pursuant to the performance share unit plan of the Company. See "Report of the Human Resources and Compensation Committee on Executive Compensation; Long Term Incentives" above.


OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

---------------------------------------------------------------------------------------------------------------------------
                                                                                   MARKET VALUE
                                                                                  OF SECURITIES
                                                 % OF TOTAL      EXERCISE OR         UNDERLYING
                                               OPTIONS/SARS       BASE PRICE       OPTIONS/SARS
                        SECURITIES UNDER         GRANTED TO           ($ PER     ON THE DATE OF
                            OPTIONS/SARS       EMPLOYEES IN           COMMON       GRANT ($ PER
NAME                         GRANTED (#)     FINANCIAL YEAR           SHARE)        COMMON SHARE)         EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------------
J. W. WEAVER                 386,100               18.94%             11.77            11.77              FEBRUARY 27, 2011
D. SCHIRMER                   53,460                2.63%             11.77            11.77              FEBRUARY 27, 2011
D. JEAN                       48,290                2.37%             11.77            11.77              FEBRUARY 27, 2011
C. KEELER                     45,540                2.23%             11.77            11.77              FEBRUARY 27, 2011
P. PLANET                     43,740                2.15%             11.77            11.77              FEBRUARY 27, 2011
---------------------------------------------------------------------------------------------------------------------------

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES


--------------------------------------------------------------------------------------------------------------------------
                                                                      UNEXERCISED             VALUE OF UNEXERCISED
                                                                      OPTIONS/SARS            IN-THE-MONEY
                                                                      AT FINANCIAL            OPTIONS/SARS AT
                              SECURITIES              AGGREGATE       YEAR-END (#)            FINANCIAL YEAR END ($)
                              ACQUIRED ON             VALUE           EXERCISABLE/            EXERCISABLE/
NAME                          EXERCISE (#)            REALIZED ($)    UNEXERCISABLE           UNEXERCISABLE(1)
--------------------------------------------------------------------------------------------------------------------------

J. W. WEAVER                  --                      --              403,450 / 892,950             - / -
D. SCHIRMER                   --                      --              119,136 / 135,410             - / -
D. JEAN                       --                      --              6,250 / 67,040                - / -
C. KEELER                     --                      --              16,925 / 54,615               - / -
P. PLANET                     --                      --              45,575 / 85,265               - / -
--------------------------------------------------------------------------------------------------------------------------

(1) Based on the average of the high and low price of the Company's common shares ($11.52) on December 31, 2001.

                                                       ABITIBI-CONSOLIDATED 2001

PENSION PLANS
Pension benefits are accrued under the terms of a separate executive registered plan (except for executives paid in US dollars who participate in the Company's US registered plan applicable to US employees) and a supplementary executive retirement plan.

These plans are intended to provide a combined pension at normal retirement age 65 that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last ten years of service plus the average of the five highest annual cash awards paid pursuant to the annual incentive awards plan within the last ten years of service. Awards paid under any long-term incentive plans, including any stock option benefit or PSUs, are not recognized for purposes of calculating benefits under the executive pension arrangements.

No benefits accrue beyond the normal retirement date. A member can elect early retirement without actuarial reduction upon attaining age 58, if the sum of such participant's age and years of service totals at least 80. Reduced early retirement benefits are available at age 55 with at least two years of service.

Pension benefits are payable to participants for life, and in the event of the death of any participant (i), in the form of a 50% joint and survivor benefit for any participant who has a spouse at retirement, or (ii) in the form of a 10-year guarantee payable to the legal heirs, otherwise. Participants may elect other forms of payment, subject to actuarial adjustment.

As of the date of their transfer to the Company, all former Donohue executives who were members of the Donohue pension plans joined the separate executive registered plan (except for executives paid in US dollars who either joined the Company's US registered plan applicable to US employees or remained participants in the Donohue US registered plan) and the supplementary executive retirement plan of the Company. All pension benefits accrued by former Donohue executives prior to joining the Company will be determined in accordance with the Donohue plans. Donohue sponsored a separate registered pension plan for executives and a supplementary plan, which together provided a benefit formula of 2% per year multiplied by the average salary for the five highest-paid years of credited service, including the bonus paid under the short-term incentive plan (for the supplementary plan, bonuses paid under the short-term incentive plan were added to final salary subject to certain provisions relating to confidentiality and non-competition). Benefits payable under the registered plan are paid to participants for life, and in the event of the death of any participant, (i) in the form of a 60% joint and survivor benefit for any participant who has a spouse at retirement, or (ii) in the form of a 15-year guarantee payable to the legal heirs, otherwise. Benefits payable under the supplementary plan are paid for a fixed-term ranging from 5 to 10 years at the option of the participant with no other guarantee.

As of December 31, 2001, completed years of service credited to each Named Executive Officer under the terms of the Company's registered and supplementary plans were:

YEARS OF PENSIONABLE SERVICE

--------------------------------------------------------------------------------
J.W. Weaver                                                       18.8
D. Schirmer                                                       22.9
D. Jean(1)                                                        2.7
C. Keeler                                                         23.8
P. Planet                                                         23.9
--------------------------------------------------------------------------------

(1) Mr. Jean has an additional 5.5 years accumulated under the Donohue pension plans. Mr. Jean's pension benefits for the period prior to May 1, 2000 will be determined as per the Donohue pension plans. Mr. Jean was also granted an additional 5 years of service under the Company's supplementary executive retirement plan to vest annually over a period of five years (one additional year will vest for each year of service starting December 4, 2000 and ending December 4, 2005).

ABITIBI-CONSOLIDATED 2001

ABITIBI-CONSOLIDATED INC. SENIOR MANAGEMENT RETIREMENT PLAN TABLE(1)(2)

               BASED ON YEARS OF SERVICE AT NORMAL RETIREMENT DATE

------------------------------------------------------------------------------------------------------------------
AVERAGE
COMPENSATION ($)               15                 20                 25                 30                 35
------------------------------------------------------------------------------------------------------------------
  400,000                 120,000            160,000            200,000            240,000            280,000
  600,000                 180,000            240,000            300,000            360,000            420,000
  800,000                 240,000            320,000            400,000            480,000            560,000
1,000,000                 300,000            400,000            500,000            600,000            700,000
1,200,000                 360,000            480,000            600,000            720,000            840,000
1,400,000                 420,000            560,000            700,000            840,000            980,000
1,600,000                 480,000            640,000            800,000            960,000          1,120,000
1,800,000                 540,000            720,000            900,000          1,080,000          1,260,000
2,000,000                 600,000            800,000          1,000,000          1,200,000          1,400,000
2,200,000                 660,000            880,000          1,100,000          1,320,000          1,540,000
2,400,000                 720,000            960,000          1,200,000          1,440,000          1,680,000
------------------------------------------------------------------------------------------------------------------

(1) Pension benefits under the registered pension plan for executives are limited to the maximum amounts permitted under the provisions of the Income Tax Act of Canada. The table illustrates the amount of annual pension without regard to such limitation. Amounts of pension benefits, which exceed the maximum permitted under the Income Tax Act are paid to the executive by the Company.

(2) Mr. Jean's estimated benefits under the Donohue plans for the period prior to May 1, 2000 can also be calculated based on this table.

SEVERANCE ARRANGEMENTS
The Company has severance compensation agreements with the Named Executive Officers which provide that a Named Executive Officer may sever his relationship upon the occurrence of a change of control, as defined in the agreement, followed by a material change in his duties, including but not limited to a requirement to re-locate.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of February 26, 2002, the aggregate indebtedness to the Company of all current and former officers, directors and employees of the Company incurred in connection with the purchase of securities ofthe Company was approximately $4,821,014. Under the Company's stock option plan, certain designated executives who elect to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) are entitled to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. See disclosure entitled "Report on Executive Compensation; Long-Term Incentives" above.

                                                       ABITIBI-CONSOLIDATED 2001

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

The following table sets forth the indebtedness, other than routine indebtedness, to the Company and its subsidiaries of all directors, executive officers and senior officers in connection with the purchases of securities of the Company.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                     LARGEST AMOUNT                 FINANCIALLY
                                                                     OUTSTANDING                    ASSISTED          SECURITY FOR
                                                                     DURING LAST   AMOUNT           SECURITIES        INDEBTEDNESS
                                                                     COMPLETED     OUTSTANDING AS   PURCHASES         AS AT
                                                 INVOLVEMENT OF      FINANCIAL     AT FEBRUARY 26,  DURING LAST       FEBRUARY 26,
                                                 ISSUER OR           YEAR (2001)   2002             COMPLETED         2002
NAME AND PRINCIPAL POSITION                      SUBSIDIARY          ($)           ($)              FINANCIAL YEAR    (# OF SHARES)
-----------------------------------------------------------------------------------------------------------------------------------
J. W. WEAVER                                     Loans to            1,128,294     1,128,294        --                61,600
President, and Chief Executive Officer           Purchase Shares
-----------------------------------------------------------------------------------------------------------------------------------
J. VACHON                                        Loans to            30,225        30,225           --                 1,560
Senior Vice-President Corporate Affairs and      Purchase Shares
Secretary
-----------------------------------------------------------------------------------------------------------------------------------
C. J. KEELER                                     Loans to            48,296        48,296           --                 2,750
Senior Vice-President,                           Purchase Shares
North American Newsprint Sales
-----------------------------------------------------------------------------------------------------------------------------------

ABITIBI-CONSOLIDATED 2001

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

The aggregate indebtedness to the Company and its subsidiaries of all directors, executive officers, senior officers and employees not entered into in connection with a purchase of securities of the Company was approximately $2,771,583 as of February 26, 2002.

The following table sets forth the indebtedness, other than routine indebtedness, to the Company and its subsidiaries of all directors, executive officers and senior officers other than that in connection with the purchases of securities of the Company.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   LARGEST AMOUNT             AMOUNT
                                                                                   OUTSTANDING DURING         OUTSTANDING AS AT
                                                 INVOLVEMENT OF                    LAST COMPLETED             FEBRUARY 26,
NAME AND PRINCIPAL POSITION                      ISSUER OR SUBSIDIARY              FINANCIAL YEAR (2001)($)   2002 ($)
-----------------------------------------------------------------------------------------------------------------------------------
D. SCHIRMER                                      Housing                           170,379                    154,890
Senior Vice-President,                           Assistance Loan(1)
Value-Added Paper Sales
-----------------------------------------------------------------------------------------------------------------------------------
P. PLANET                                        Housing Assistance Loan (2)       360,086                    326,630
Senior Vice-President,                           Temporary Housing                 193,120                    193,120
International Sales                              Bridge Loan (3)
-----------------------------------------------------------------------------------------------------------------------------------
C. J. KEELER                                     Housing                           193,806                    181,878
Senior Vice-President,                           Assistance Loan (4)
North American Newsprint Sales
-----------------------------------------------------------------------------------------------------------------------------------
L.-M. BOUCHARD                                   Housing                            23,662                     21,863
Senior Vice-President,                           Assistance Loan (5)
Woodlands & Sawmills Operations
-----------------------------------------------------------------------------------------------------------------------------------

(1) The Company granted Mr. Schirmer an interest free housing loan of US $150,000, which is repayable over a 15-year period or upon the sale of the property.

(2) The Company granted Mr. Planet an interest free housing loan of US $254,242, which is repayable over a 10-year period or upon the sale of the property.

     The loan of 150,000 BP (pound) was converted to US dollars in 1998 at a rate of 1 BP (pound) = US$1.695.

(3) The Company also granted Mr. Planet a short-term temporary interest-free bridge loan of $193,120, which is repayable by June 1, 2002.

(4) The Company granted Mr. Keeler an interest free housing loan of US $154,000, which is repayable over a 20-year period or upon the sale of the property.

(5) The Company granted Mr. Bouchard an interest free housing loan of $35,000, which is repayable over a 20-year period or upon the sale of the property.

The amounts reported in the table are expressed in Canadian dollars, converted at an average annual rate of CDN $1.5489 = US $1.00 for 2001 where applicable.

                                                       ABITIBI-CONSOLIDATED 2001

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except for Quebecor, a company with headquarters located in Montreal, Quebec, which is a registered holder ofapproximately 10.18% of the Company's outstanding common stock, no director or senior officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of any class of common shares of the Company and no associate or affiliate of the foregoing persons has any material interest in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries and that has not been previously disclosed. In 2001, an aggregate of approximately $142,555,502 worth of newsprint and $191,518,626 worth of value-added paper was sold by the Company to Quebecor affiliates (including, among others, Sun Media Corporation and Quebecor World Inc.)

PERFORMANCE GRAPH

The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Company's common shares compared with the cumulative total return of the TSE 300 Stock and the TSE Paper and Forest Products Indices.

CUMULATIVE TOTAL RETURN


[GRAPH]



-------------------------------------------------------------------------------------------------------------------
                                      Dec. 1996     Dec. 1997    Dec. 1998    Dec. 1999     Dec. 2000     Dec. 2001
-------------------------------------------------------------------------------------------------------------------
Abitibi-Consolidated                  $100           $93          $68          $83           $70           $61
TSE 300                               $100          $115         $113         $149          $160          $140
TSE Paper & Forest Index              $100           $89          $79         $119          $112          $118
-------------------------------------------------------------------------------------------------------------------

(1) The cumulative total return for the Company for December 1996 to December 2001 inclusive has been calculated by averaging the cumulative growth rates for Abitibi-Price Inc. and Stone-Consolidated Corporation, where applicable. The cumulative total shareholder return assumes reinvestment of dividends in Canadian dollars.

ABITIBI-CONSOLIDATED 2001

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for an aggregate US $75 million annual protection against liability for and reimbursement of amounts paid. The policy carries a US $500,000 deductible for each claim made under the indemnification liability coverage of the Company. Aggregate premium payments totalled approximately $291,550 for the 2001 policy year, of which 1% was paid by the directors and officers personally.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide any person or company (without charge in the case of a security holder of the Company), upon request to the Corporate Secretary, with a copy of:

     (i) its most recent Annual Information Form and Form 40-F, together with a copy of any document or the relevant pages of any document incorporated by reference therein;

     (ii) the financial statements of the Company for the fiscal year ended December 31, 2001, together with the report of the auditors thereon, the comparative financial statements for the years ended December 2000 and 1999 and a copy of any interim financial statements of the Company subsequent to these financial statements; and

     (iii) this Management Proxy Circular.

BOARD OF DIRECTORS APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Company. All amounts in this Management Proxy Circular are expressed in Canadian dollars unless otherwise specified. Unless otherwise indicated, information contained herein is given as of February 26, 2002.

By Order of the Board,




(signed)
JACQUES P. VACHON
Senior Vice-President, Corporate Affairs & Secretary

                                                       ABITIBI-CONSOLIDATED 2001

ABITIBI-CONSOLIDATED 2001

                                                  ABITIBI-CONSOLIDATED 2001

[ABITIBI CONSOLIDATED LOGO]

ABITIBI-CONSOLIDATED INC. PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ABITIBI-CONSOLIDATED INC. IN CONJUNCTION WITH THE ANNUAL MEETING OF SHAREHOLDERS OF ABITIBI-CONSOLIDATED INC. TO BE HELD ON APRIL 30, 2002.

The undersigned shareholder of ABITIBI-CONSOLIDATED INC. hereby appoints J.W. Weaver or, failing him, Richard Drouin or, failing him, John A. Tory or, instead of them(1), .................................................. as proxy, with full power of substitution, to attend, vote, and act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders or any adjournment thereof, in the manner specified below(2):

    1. Election of directors (Mark either (a) or (b)):
/ /  (a) FOR the election of directors named in the Management Proxy
         Circular; or
/ /  (b) WITHHOLD from voting for the election of directors.

    2. Appointment of Auditors (Mark either (a) or (b)):
/ /  (a)  FOR the appointment of auditors named in the Management Proxy Circular and authorizing the directors to fix the auditors' remuneration; or / / (b) WITHHOLD from voting for the appointment of auditors and authorizing the directors to fix the auditors'remuneration.

Dated(3)___________________________________________, 2002

Signature(3) ______________________________________

This proxy must be delivered as set out in the Management Proxy Circular to:
Computershare Trust Company of Canada, 1800 McGill College Avenue, Montreal, Quebec H3A 3K9.

N O T E S :

(1) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED ABOVE EITHER BY WRITING IN THE BLANK SPACE PROVIDED ABOVE THE NAME OF THE PERSON TO BE APPOINTED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA (AT THE ADDRESS LISTED ABOVE).

(2) The persons named in the proxy will vote the shares in respect of which they are appointed or withhold the same from voting as specified above on any ballot that may be called for in respect of the matters for which the proxy is granted. WHERE SHAREHOLDERS HAVE NOT SPECIFIED THE MANNER IN WHICH THE SHARES ARE TO BE VOTED, THE DIRECTORS NAMED IN THE PROXY WILL VOTE SUCH SHARES, ON ANY BALLOT THAT MAY BE CALLED FOR, FOR (A) THE ELECTION OF DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR ACCOMPANYING THE NOTICE OF MEETING AND (B) FOR THE APPOINTMENT OF THE AUDITORS NAMED IN THE MANAGEMENT PROXY CIRCULAR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION. THIS PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS SPECIFIED IN THE MANAGEMENT PROXY CIRCULAR ACCOMPANYING THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

(3) This proxy, which is solicited on behalf of management, should be signed and dated. All matters being considered at the meeting are more fully described in the accompanying Management Proxy Circular to which shareholders should refer. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management. If an individual, please sign exactly as your shares are registered. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shareholder is a corporation, this proxy must be signed by its duly authorized representative.


                                                    [ABITIBI CONSOLIDATED LOGO]